May 26, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (704) 366-5056

Marc E. Bercoon
Chief Financial Officer
RCG Companies Incorported
6836 Morrison Blvd., Suite 200
Charlotte, NC  28211-2668

Re:	RCG Companies Incorporated
	Form 10-K for the year ended June 30, 2004
	Form 10-K/A for the year ended June 30, 2004
	Form 10-Q for the quarter ended September 30, 2004
      Form 10-Q for the quarter ended December 31, 2004
      Form 10-Q for the quarter ended March 30, 2004
      File No. 001-8662

Dear Mr. Bercoon:

      We have reviewed your response letter dated March 18, 2005 and have the following additional comment. As previously stated, we think you should revise your documents in response to this comment in future filings where indicated. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2004
Form 10-K/A for the year ended June 30, 2004

Financial Statements

Auditors Report, page 22

1. According to your response to our comment letter dated March
10,
2005, you intended to amend your Form 10-K filing for the year ended
June 30, 2004 to include the report of the accountants that the principal accountants were relying upon. Please file the amendment.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions for future filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or myself at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.



						Sincerely,



Linda VanDoorn
Senior Assistant Chief Accountant



RCG Companies Incorporated
May 26, 2005


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